

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2013

<u>Via E-mail</u>
Mr. James D. Fielding
Chief Executive Officer
Claire's Inc.
Claire's Stores, Inc.
2400 West Central Road
Hoffman Estates, IL 60192

> **Re: Claire's Inc.**
> **Registration Statement on Form S-1**
> **Filed May 3, 2013**
> **File No. 333-188359**
>
> **Claire's Stores, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed April 3, 2013**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed April 24, 2013**
> **File No. 333-148108**

Dear Mr. Fielding:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

2. Please include all information that is not subject to Rule 430A, including the number of shares and a bona fide estimate of the range of the maximum offering price for the shares. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3. Prior to effectiveness, please have a New York Stock Exchange representative call the staff to confirm that your securities have been approved for listing.

4. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus. For guidance, see Securities Act Forms Compliance and Disclosure Interpretation, Question 101.02.

Outside Front Cover Page of the Prospectus

5. Please name the proposed underwriter(s) in the next amendment to the registration statement or explain to us why such information cannot be included at that time. Please note that if you do not name the proposed underwriter we may defer further review of your filing after considering the facts and circumstances set forth in your response.

Insider Front Cover Page of the Prospectus, page i

6. Please move the information regarding the dealer prospectus delivery obligation to the outside back cover page of the prospectus. Please see Item 502(b) of Regulation S-K.

Non-GAAP Financial Measures, page ii

7. Revise to explain how management uses EBITDA and how investors are expected to analyze EBITDA.

8. We note that EBITDA is adjusted for (i) losses and gains on early debt extinguishments and (ii) impairments. These items are traditionally not adjustments to net income to compute EBITDA. Please revise to remove these adjustments from the EBITDA computation or refrain from using the term for this non-GAAP measure here and throughout the document. See Question 103.01 for Non-GAAP Financial Measures of

the Compliance & Disclosure Interpretations at the website, http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Summary, page 1

9. Please revise to briefly address your holding company structure, the extent to which your operations and management are the same as for your reporting subsidiary, and indicate whether you intend to file separate reports for Claire's Inc. and Claire's Stores. In this regard, we note statements on page 23 regarding additional reporting requirements and a strain on resources. Please further clarify the nature and significance of the additional costs given your historical reporting and regulatory compliance.

10. We note that pages one through four appear to be identical to first several pages under Business, starting on page 56. Please revise your summary to avoid merely repeating the text of the prospectus. The summary should provide a brief overview of the key aspects of the offering. Please refer to Item 503(a) and the instruction thereto for guidance.

11. We note several statements regarding your competitive strengths, increased sales, brand recognition, and so forth. Please revise the bullet points on pages one to two or where appropriate to provide more balanced disclosure, including, for example, quantification of your total indebtedness, your accumulated deficit and the significant control held by Apollo through provisions in your bylaws.

12. Please revise the discussion of your indebtedness on page five to clearly and concisely summarize your debt. The many details of historical loans, some of which were paid in full, and the multiple defined terms make it difficult to understand the extent of your current indebtedness and obligations coming due in the near to medium term.

13. In addition, please revise to clarify, if true, that you had no indebtedness before your acquisition by Apollo, and that the former credit facility and subsequent indebtedness was incurred primarily to fund Apollo's acquisition.

Use of Proceeds, page 25

14. Please expand the discussion in the third paragraph to describe specifically the interest rates and maturity dates of the indebtedness intended to be refinanced with the proceeds received. See Instruction 4 to Item 504 of Regulation S-K.

15. We note your statement in the last risk factor on page 23 that your management will have broad discretion in the application of the net proceeds. Please remove such disclosure or revise to clarify, identifying and discussing the certain contingencies and alternative uses. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.

Selected Historical Financial Data, page 30

16. You disclose that Adjusted EBITDA is EBITDA further adjusted for non-cash items and unusual items. Please identify the individual adjustments that you consider to be unusual, explain why each adjustment is described as unusual, why you believe these items are reasonably likely not to recur and whether you have incurred similar charges in recent periods. Please refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

17. Include in your response why you believe these costs are reasonably likely not to recur and whether you have incurred similar charges in the recent periods. See Item 10(e)(1)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis . . . , page 33

18. Please revise to further clarify any trends, events and uncertainties as they relate to your business. For example, we note the discussion of increased inventory shrink and an increase in markdowns. Please expand your disclosure on page 36 to address the reason or reasons for these occurrences, if known, and expand your disclosure to address whether you believe increased markdowns and inventory shrink will be a continuing trend in your business. As another non-exclusive example, it is unclear if you anticipate material changes in geographic segments (where you experience different margins) or online sales, and whether such changes would have a material effect on your business and ability to service your debt. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

19. You disclose in the headnote that in the third quarter of fiscal 2012, you began including e-commerce sales in same store sales. Please confirm to us that you applied this change retroactively, i.e., e-commerce activity is included in same store sales for 2011. In addition, to the extent e-commerce sales had a material effect on your comparable store sales or on any change in trends of this metric, please revise to present this key performance indicator in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the effect of e-commerce sales on this metric. Please tell us the percentage change in e-commerce sales and the percentage change in bricks-and-mortar same store sales for each year for which an income statement is presented.

Results of Consolidated Operations, page 33

Operational activity for Fiscal 2012 includes the following: . . , page 34

20. Please expand your description of new store openings to describe that you also closed 96 underperforming stores in 2012 and your basis for doing so. Expand your segmented discussion on page 39 to explain that in 2012 you opened 28 stores and closed 60 stores in North America and opened 79 stores and closed 36 stores in Europe.

21. We note from the tabular presentation on page 62, that your North America store closings have exceeded North America store openings in each of the past three years. Please expand Management's Discussion and Analysis to explain this historical trend, whether you expect it to continue and to also provide the effect that these and other store closures had on the financial statements, if material.

22. Please provide a tabular reconciliation of the number of stores used to generate the change in same store sales that consists of the number of same stores at the start of the year, stores added during the year, stores deleted during the year, other adjustments, and the number of same stores at the end of the year. Provide this reconciliation for each year for which an income statement is presented.

Net Sales, page 35

23. We note your discussion of the reasons for the increase in same store sales in the third paragraph of this section. Please revise to discuss the reasons for the increase in same store sales for the 2012-2011 comparison.

Other (income) expense, net, page 37

24. Please describe the underlying reasons for the $2,764 or 145% increase in franchise fees recognized in 2012 to $4,668. We note in the fourth quarter earnings conference call held on March 21, 2013 you discussed adding new franchise partners in Mexico and India in late 2011.

Liquidity and Capital Resources, page 41

25. We note the statement on page 42 that you anticipate your cash resources will be sufficient to meet your obligations for at least the next 12 months. Please revise to address both long and short-term liquidity requirements. See Instruction 5 to Item 303(a) of Regulation S-K.

26. We note your disclosure regarding the maximum Total Net Secured Leverage Ratio in the last paragraph of page 42 and your disclosure on the following page that you are in

compliance with the covenant in your credit facility. In light of your significant overall debt, please disclose your actual Total Net Secured Leverage Ratio as of the most recent date practicable.

27. In addition, we note the statement that the terms of the debt do not include required financial ratios or other performance measures. Please revise to clarify the material terms of the covenants limiting your ability to engage in "certain" assets, investments, transactions, and so forth. It is unclear, for example, what ability you have to engage in minor, normal course acquisitions or sales.

Contractual Obligations and Off Balance Sheet Arrangements, page 53

28. Please tell us why you have not presented in the table or in a supplemental footnote, obligations for capital expenditures, purchase orders or other commitments for merchandise purchases.

29. In note (4) please expand and disclose the amount of contingent expenses recognized during 2012 in connection with the operating lease obligations.

Business, page 56

30. Please revise your discussion of your "strong financial performance" to provide a more balanced discussion of your business. For example, although you state that you have experienced positive same store sales growth for ten out of the last thirteen quarters through the end of your last fiscal year, it appears that overall same store sales growth has remained roughly the same over the past five years. Furthermore, although you describe positive net sales and adjusted EBITDA trends, your net income decreased by approximately 50% from Fiscal 2011 to Fiscal 2012.

31. Please provide the disclosure required by Item 102 of Regulation S-K in this section or where appropriate.

Our Competitive Strengths, page 57

32. Please revise here and page 63 to clarify the principal methods of competition, the positive and negative factors pertaining to your competitive position, and provide balanced disclosure clarifying, for example, your "flexible growth capital expenditure initiatives," "relatively lower seasonality" and "relatively strong inventory turnover."

Management, page 64

33. We note the statement on page 66 that you intend to avail yourself of the "controlled company" exception under the NYSE rules. Please revise to identify all relevant requirements and any actions you intend to take to comply with them.

34. We note from your disclosure under Composition of Board of Directors on page 66 that your governing documents will provide for a classified board of directors. Please revise the table in this section to state the expected term of office of each director, as required by item 401(a) of Regulation S-K.

35. Please indicate in your tabular disclosure that Mr. Fielding is also a director, as stated in your subsequent description of his business experience.

36. Please revise your disclosure to briefly describe the principal business of the various companies described in the descriptions of business experience provided in this section. Furthermore, please provide the start and end months and years for each position described. Please see Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 70

Components of Executive Compensation, page 71

Annual Performance Bonus, page 71

37. Please revise your disclosure in this section to clarify which named executive officers' bonuses were determined using the goals in the table on page 72. For example, it is unclear what "internal plan targets" or other goals were used for Mr. Fielding. And it is unclear if the Fiscal 2012 North America Division and Targeted Performance Goals applied to Ms. Lafon.

38. In addition, you do not appear to address the determination of Mr. Conroy's and Mr. Friedman's annual performance bonus or lack thereof. Please revise your discussion as appropriate.

Employment Arrangements with our Executive Officers, page 77

39. Please revise your general description of Ms. Lafon's employment contract to discuss the duration of the agreement.

40. It is unclear why you have not provided a general description of Mr. Brodin's employment arrangement, similar to what you have provided for the other named executive officers. Furthermore, you do not appear to have filed exhibits relating to his

February 2008 employment arrangement or the May 2010 amendment thereto. Please advise, or revise the registration statement as appropriate.

Certain Relationships, page 88

41. Please revise to clarify the material terms of the identified transactions. For example, please revise to clarify the number or percentage of your directors that affiliates have the right to nominate pursuant to the Stockholders Agreement. As another non-exclusive example, please revise to clarify how the additional Sponsors fee is calculated and explain the purpose of that fee.

42. Please revise to quantify the amount of 9% and 6.125% notes purchased by Apollo and Morgan Joseph TriArtisan.

Description of Capital Stock, page 89

Forum Selection, page 92

43. We note disclosure about the exclusive forum for derivative and other actions. Given lawsuits challenging the validity of choice of forum provisions in certificates of incorporation, please disclose that it is possible that a court could rule that your provision is inapplicable or unenforceable. Please provide separate risk factor disclosure.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-11

44. Please tell us in your response and revise to disclose how you account for unredeemed gift card and gift certificate revenue or breakage. In your disclosure include the amount of the liability for unredeemed gift cards existing at December 31, 2012 and 2011, if material.

Goodwill and Other Intangible Assets, page F-17

45. We refer you to footnote (3) on page 32. Please describe the nature of the store- related intangible assets and your basis for capitalization. Also tell us where they are disclosed and/or presented in the table on page F-18.

5. Debt, page F-19

Long-Term Debt, page F-20

46. We note on page 22 you disclose the senior notes and senior subordinated notes are "irrevocably" and unconditionally guaranteed. Please confirm and revise to disclose, if true, that the guarantees are also full, as specified in Rule 3-10(d)(2) of Regulation S-X. We are aware that guarantees by a subsidiary(ies) of its parent's debt may contain circumstances under which the subsidiary(ies) may be released from the guarantee. If these circumstances apply to any of the guarantees of the applicable Notes, please describe these circumstances to us and advise whether they prohibit describing the guarantees as full. To the extent, these circumstances exist, please revise to disclose them.

47. Tell us how you analyzed the requirements of Rule 3-10 of Regulation S-X in reaching the apparent conclusion that no additional financial statements or financial information was required regarding the guarantors of the notes.

Financial Statement Updating

48. Please revise to update the financial statements as necessary in accordance with Rule 3-12 (a) of Regulation S-X.

Part II – Information not Required in the Prospectus, page 1

Item 16. Exhibits and Financial Statement Schedules, page 2

49. You disclose in Item 16.(b) that financial statement schedules have been omitted because the information is either included elsewhere in the document or not required. Please tell us where you disclose the information for sales returns and inventory allowances, to the extent material or amend to provide the information. See Rule 12-09 of Regulation S-X.

Independent Accountant's Consent

50. Provide a current accountant's consent in any amendment.

Exhibits

51. Please file the articles of incorporation and bylaws currently in effect as exhibits to the registration statement.

52. Please also file the stockholders agreement described on page 88 as an exhibit to the registration statement.

Claire's Stores Inc. Form 10-K for the Fiscal Year Ended February 2, 2013, as Amended

53. Please revise to conform to any changes made to the Form S-1 as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our periodic report comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.   Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director